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Form 12b-25                                         SEC FILE NUMBER  0-2675
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                                                    CUSIP NUMBER  174993-03-0
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

Check One:

[x] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For the Period Ended:______September 28, 1996   ________________________

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________
_______________________________________________________________________________
_______________________________________________________________________________

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PART I - REGISTRANT INFORMATION
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   United Magazine Company
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Full Name of Registrant

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Former Name, if Applicable

   5131 Post Road
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Address of Principal Executive Office (Street and Number)


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   Dublin, Ohio 43017
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City, State and Zip Code

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PART II - RULES 12B-25 (B) AND (C)
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         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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         State below in reasonable detail the reasons why Form 10-KSB, Form
20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets, if needed)

     During the quarter ended September 28, 1996, the Company made four (4) significant acquisitions of companies previously unaudited. The Company and its auditors are in the process of resolving final details relating to purchase price and pooling accounting valuations associated with the acquisitions.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number (include area code) of person to contact in regard to this notification: Thomas L. Gerlacher, CFO (614) 792-0777
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         (2) Have all other periodic reports required under Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes
[ ] No____________________________________________________________

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x]Yes
[ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   A reasonable estimate of the results cannot be made at this time.
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Please see attached.
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         United Magazine Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   December 27, 1996                      /s/ Thomas L. Gerlacher
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Date                                   By

                                             Thomas L. Gerlacher, CFO
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                                       Print Name and Title

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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Form 12b-25
United Magazine Company


For the year ended September 30, 1995, the Company reported revenue of $24,214,000, and income of $1,864,000. In January of 1996, the Company completed acquisitions of two (2) companies with annualized revenue of $33,000,000. In the fourth quarter of 1996, the Company completed acquisitions of four (4) companies with aggregate annual revenues of approximately $216,000,000. Three (3) of these companies will be accounted for under purchase accounting, and one (1) will be accounted for under pooling as a business under common control. Three (3) of the companies will have a full quarter of operations reported and a fourth will have five (5) weeks of operations reported.

The Company anticipates reporting a loss for the year which will include start-up costs, amortization of goodwill associated with the acquisitions, and interest associated with the financing of the acquisitions. The amount of revenue and anticipated loss are not quantified at this point in time.